SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: August 3, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS SECOND QUARTER RESULTS

Hsinchu, Taiwan, August 4, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the second quarter ended June 30, 2006. All U.S. dollar figures in this release are based on the exchange rate of NT$32.37 against US$1.00 as of June 30, 2006.

Under ROC GAAP, net revenue for the second quarter of 2006 was NT$4,774.7 million or US$147.5 million, an increase of 27.1% from NT$3,755.3 million or US$116.0 million for the same period in 2005 and an increase of 9.3% from NT$4,367.1 million or US$134.9 million in the first quarter of 2006. On a consolidated basis, the gross margin under ROC GAAP for the second quarter of 2006 was 28.5%, compared to 25.4% for the same period in 2005 and 31.5% for the first quarter of 2006. Under ROC GAAP, net income for the second quarter of 2006 was NT$316.4 million or US$9.8 million, and NT$4.62 or US$0.14 per common share, compared to net income of NT$75.2 million or US$2.3 million, and NT$1.11 or US$0.03 per common share, for the same period in 2005 and net income of NT$601.6 million or US$18.6 million, and NT$8.86 or US$0.27 per common share, for the first quarter of 2006. Under US GAAP, net income for the second quarter of 2006 was NT$780.8 million or US$24.1 million, and NT$11.40 or US$0.35 per common share.

Net income under ROC GAAP for the second quarter of 2006 included interest in bonuses paid by subsidiaries of NT$149.5 million or US$4.6 million that related to the earnings for the fiscal year 2005. The Company currently does not expect additional bonus payments in respect of the fiscal year 2005 earnings. Interest in bonuses paid by subsidiaries was not included in the US GAAP results for the second quarter of 2006 because a provision has already been made in the fourth quarter of 2005 under US GAAP. Net income under US GAAP for the second quarter of 2006 also included an additional US$10.7 million in non-operating income resulting from changes in the fair value of the embedded derivative liabilities for the conversion feature contained in the Company’s convertible notes due 2009, as required by Statement of Financial Accounting Standard No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock.”

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2006 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Revenue from DDR II came in stronger than expected in the second quarter. Although our LCD driver IC business performed in line with expectations, it declined due to inventory build-up for both LCD panel and driver IC sides resulting from weak market demands in TV and monitor. We currently expect growth in our LCD driver IC business will continue to be driven by demand in large panels for LCD TVs and PC monitors, with more favorable ASPs in the second half. We remain cautiously optimistic on the high growth of the LCD applications, especially in TV market, and we are currently well positioned to capitalize on this trend, both in the short-term and in the long-term. Demand in our NOR flash business remained strong, as expected, led by growth of a key strategic customer. Based on current customer orders, volumes will continue to ramp up in the second half of 2006. Demand in our NAND flash segment continued to grow but such segment remains a smaller component to our revenue and profit growth. We currently foresee healthy customer demand in the NAND flash business primarily due to growth in consumer applications, including mobile, computing and communications. As a result, NAND flash is currently expected to grow from 10 percent of our total flash revenue to approximately 20 percent by year end. At end of the second quarter of 2006, ChipMOS met the standards for the new NASDAQ Global Select Market. This is a remarkable milestone for ChipMOS after we initiated the listing on NASDAQ in year 2001.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We remain fiscally conservative but continue to strategically invest in customer programs that are capable of meeting our growth requirements. As expected, our capital expenditures have been weighted toward the first half of the year with approximately US$157 million spent in the second quarter compared to US$96 million in the first quarter. Based on current forecasts, we currently expect capital expenditures will decline to approximately US$60 million in the third quarter of 2006. Gross margin in the second quarter was 28.5%, compared to 31.5% in the first quarter of 2006. The decline was primarily due to higher depreciation costs associated with the increased capacity we brought online.”

Third Quarter 2006 Outlook

Based on current customer forecasts and market conditions, ChipMOS expects revenue for the third quarter of 2006 will be in the range of approximately US$155 million to US$160 million, which would represent sequential growth of approximately 5% to 8% compared to the second quarter of 2006. The Company currently expects gross margin on a consolidated basis for the third quarter of 2006 to be in the range of approximately 25% to 29%, reflecting continued higher depreciation costs related to capacity that was brought online in the first half of 2006, combined with higher ASP pressure for LCD driver IC business.

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2006 results on Thursday, August 3, 2006 at 7:00PM ET (7:00AM, August 4, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 209161.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended June 30, 2006 and 2005

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended June 30		6 months ended June 30		3 months ended June 30
	2006 USD	2005 USD	2006 USD	2005 USD	2006 USD
Net Revenue	147.5	116.0	282.4	219.2	147.5
Cost of Revenue	105.4	86.5	197.9	168.8	105.5

Gross Profit	42.1	29.5	84.5	50.4	42.0

Operating Expenses
Research and Development	2.2	1.7	4.0	3.8	2.2
Sales and Marketing	0.8	0.9	1.6	1.5	0.8
General and Administrative	6.1	5.7	11.6	10.5	6.7

Total Operating Expenses	9.1	8.3	17.2	15.8	9.7

Income from Operations	33.0	21.2	67.3	34.6	32.3

Non-Operating Income (Expenses), Net	(1.4)	(7.9)	(1.9)	(10.1)	8.9

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	31.6	13.3	65.4	24.5	41.2

Income Tax Expense	(4.9)	(1.0)	(8.9)	(1.7)	(4.9)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	26.7	12.3	56.5	22.8	36.3

Cumulative Effect of Changes in Accounting Principles	0.0	—	0.1	—	0.0

Minority Interests	(12.3)	(6.1)	(23.6)	(11.1)	(12.2)

Interest in Bonuses Paid by Subsidiaries	(4.6)	(3.9)	(4.6)	(3.9)	0.0

Net Income	9.8	2.3	28.4	7.8	24.1

Earnings Per Share -Basic (2)	0.14	0.03	0.42	0.12	0.35

Shares Outstanding (in thousands)-Basic	68,498	67,460	68,213	67,412	68,498

Notes: (1) All U.S. dollar figures in this release are based on the exchange rate of NT$32.37 against US$1.00 as of June 30, 2006. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

(2) EPS under ROC GAAP for the three and six month periods ended June 30, 2006 included interest in bonuses paid by subsidiaries of approximately US$4.6 million that related to the earnings for the fiscal year 2005. Results under US GAAP for the second quarter of 2006 also included US$10.7 million in non-operating income resulting from changes in the fair value of embedded derivative liabilities for the conversion feature contained in the Company’s convertible notes due 2009, as required under SFAS No. 133 and EITF Issue No. 00-19.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended June 30, 2006 and 2005

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended June 30		6 months ended June 30		3 months ended June 30
	2006 NTD	2005 NTD	2006 NTD	2005 NTD	2006 NTD
Net Revenue	4,774.7	3,755.3	9,141.8	7,094.8	4,774.7
Cost of Revenue	3,411.9	2,800.5	6,404.9	5,463.0	3,416.4

Gross Profit	1,362.8	954.8	2,736.9	1,631.8	1,358.3

Operating Expenses
Research and Development	70.9	55.5	130.2	122.8	70.9
Sales and Marketing	27.2	28.4	52.5	50.1	27.2
General and Administrative	197.2	185.6	375.7	341.2	216.2

Total Operating Expenses	295.3	269.5	558.4	514.1	314.3

Income from Operations	1,067.5	685.3	2,178.5	1,117.7	1,044.0

Non-Operating Income (Expenses), Net	(43.8)	(256.0)	(61.0)	(327.6)	287.4

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	1,023.7	429.3	2,117.5	790.1	1,331.4

Income Tax Expense	(159.8)	(30.9)	(289.3)	(55.3)	(156.7)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	863.9	398.4	1,828.2	734.8	1,174.7

Cumulative Effect of Changes in Accounting Principles	0.0	0.0	3.3	0.0	0.0

Minority Interests	(398.0)	(196.1)	(764.0)	(359.0)	(393.9)

Interest in Bonuses Paid by Subsidiaries	(149.5)	(127.1)	(149.5)	(127.1)	0.0

Net Income	316.4	75.2	918.0	248.7	780.8

Earnings Per Share -Basic	4.62	1.11	13.46	3.69	11.40

Shares Outstanding (in thousands)-Basic	68,498	67,460	68,213	67,412	68,498

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of June 30, 2006

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Jun-06 USD	Mar-06 USD	Dec-05 USD	Jun-06 USD	Mar-06 USD	Dec-05 USD
ASSETS
Cash and Cash Equivalents	115.8	119.6	142.3	115.8	119.6	142.3
Financial Assets at Fair Value Through Profit or Loss	6.3	5.6	5.8	6.3	5.6	5.8
Accounts and Notes Receivable	132.5	125.7	122.8	132.5	125.7	122.8
Inventories	26.4	26.1	19.4	26.4	26.1	19.4
Other Current Assets	17.9	23.1	20.1	17.9	23.1	20.1

Total Current Assets	298.9	300.1	310.4	298.9	300.1	310.4

Long-term Investments	10.7	10.9	12.5	10.7	10.9	12.0

Property, Plant & Equipment-Net	803.1	686.9	630.8	800.1	684.2	628.4
Intangible Assets	11.6	11.6	10.1	11.6	11.6	10.1
Other Assets	16.4	15.1	17.3	16.0	14.7	16.9

Total Assets	1,140.7	1,024.6	981.1	1,137.3	1,021.5	977.8

LIABILITIES
Current Liabilities	283.9	280.1	242.7	283.1	297.8	248.6
Long-term Liabilities	221.4	114.5	137.0	221.4	114.5	137.0
Other Liabilities	10.8	9.7	11.6	9.7	8.7	10.7

Total Liabilities	516.1	404.3	391.3	514.2	421.0	396.3

Minority Interests	244.7	252.0	243.4	244.3	247.9	239.1

SHAREHOLDERS’ EQUITY
Capital Stock	0.7	0.7	0.7	0.7	0.7	0.7
Option Warrants	2.6	3.0	3.2	5.0	3.0	3.2
Deferred Compensation	(0.3)	(0.4)	(0.6)	(2.1)	(0.0)	(0.6)
Capital Surplus	281.5	279.4	275.4	269.7	267.7	263.7
Retained Earnings	96.3	86.6	68.0	106.4	82.2	75.6
Cumulated Translation Adjustments	(0.9)	(1.0)	(0.3)	(0.9)	(1.0)	(0.3)
Unrealized Gain (Loss) on Financial Instruments	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	0.1

Total Equity	379.9	368.3	346.4	378.8	352.6	342.4

Total Liabilities & Shareholders’ Equity	1,140.7	1,024.6	981.1	1,137.3	1,021.5	977.8

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.37 against US$1.00 as of June 30, 2006. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of June 30, 2006

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Jun-06 NTD	Mar-06 NTD	Dec-05 NTD	Jun-06 NTD	Mar-06 NTD	Dec-05 NTD
ASSETS
Cash and Cash Equivalents	3,747.8	3,871.4	4,607.0	3,747.8	3,871.4	4,607.0
Financial Assets at Fair Value Through Profit or Loss	203.3	179.9	186.1	203.3	179.9	189.2
Accounts and Notes Receivable	4,290.6	4,067.9	3,974.9	4,290.6	4,067.9	3,974.9
Inventories	853.5	843.6	627.5	853.8	844.0	627.7
Other Current Assets	580.9	749.3	651.4	580.9	749.3	651.4

Total Current Assets	9,676.1	9,712.1	10,046.9	9,676.4	9,712.5	10,050.2

Long-term Investments	346.0	352.9	404.1	346.0	352.9	387.1

Property, Plant & Equipment-Net	25,997.2	22,235.9	20,420.1	25,899.3	22,147.4	20,340.9
Intangible Assets	374.2	376.3	327.1	374.2	376.3	327.1
Other Assets	531.7	489.7	559.8	519.3	477.7	548.3

Total Assets	36,925.2	33,166.9	31,758.0	36,815.2	33,066.8	31,653.6

LIABILITIES
Current Liabilities	9,191.9	9,068.4	7,857.5	9,163.0	9,640.2	8,049.2
Long-term Liabilities	7,166.2	3,706.2	4,433.9	7,166.2	3,706.2	4,433.9
Other Liabilities	349.5	314.9	374.7	314.1	282.8	345.0

Total Liabilities	16,707.6	13,089.5	12,666.1	16,643.3	13,629.2	12,828.1

Minority Interests	7,921.7	8,155.7	7,878.1	7,908.8	8,022.8	7,740.7

SHAREHOLDERS’ EQUITY
Capital Stock	22.5	22.3	22.2	22.5	22.3	22.2
Option Warrants	83.7	97.4	104.0	162.5	97.4	104.0
Deferred Compensation	(11.1)	(14.1)	(18.8)	(66.9)	(0.7)	(18.8)
Capital Surplus	9,112.2	9,046.0	8,917.1	8,732.5	8,666.3	8,537.3
Retained Earnings	3,118.8	2,802.4	2,200.8	3,442.7	2,661.8	2,445.9
Cumulated Translation Adjustments	(29.0)	(31.1)	(10.3)	(29.0)	(31.1)	(10.3)
Unrealized Gain (Loss) on Financial Instruments	(1.2)	(1.2)	(1.2)	(1.2)	(1.2)	4.5

Total Equity	12,295.9	11,921.7	11,213.8	12,263.1	11,414.8	11,084.8

Total Liabilities & Shareholders’ Equity	36,925.2	33,166.9	31,758.0	36,815.2	33,066.8	31,653.6